As filed with the Securities and Exchange Commission on July 9, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ANSWERTHINK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Nonqualified Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Granted Under

Answerthink, Inc. 1998 Stock Option and Incentive Plan and Incentive Stock Options to Purchase Shares of

Common Stock, Par Value $.001 Per Share,

Granted Under Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan

(Title of Class of Securities)

036916 10 4

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Frank A. Zomerfeld, Esq.

General Counsel

Answerthink, Inc.

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

James E. Showen, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

$4,124,108	$333.64**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,302,886 shares of common stock of Answerthink, Inc., representing all of the options that are eligible to participate in the offer as described herein, are exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options calculated based on the Black-Sholes option pricing model as the transaction value ($4,124,108), multiplied by (b) $80.90 per $1,000,000 of the transaction value.
**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable.         Filing party:         Not applicable.

Form or Registration No.:        Not applicable.         Date filed:           Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Answerthink, Inc. (the “Company”) with the Securities and Exchange Commission on June 12, 2003, relating to an offer by the Company to exchange certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 11, 2003, as amended and supplemented. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO remain unchanged.

Items 2, 4 and 6

Items 2, 4 and 6 of Schedule TO are hereby amended and supplemented by amending Section 5 of the Offer to Exchange to delete the last paragraph and replace it with the following:

“For the purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn when we give written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the offer, we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options. Our acceptance of the options that you elect to tender for exchange pursuant to this Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this Offer to Exchange.”

Item 10

Item 10 of Schedule TO is hereby amended and supplemented by amending Section 16 of the Offer to Exchange to delete the second sentence of the second paragraph and replace it with the following:

“This offer incorporates by reference the following documents we have previously filed with the SEC:”

Item 12.    Exhibits.

Exhibit (a)(1), Offer to Exchange, is amended and restated and re-filed in order to reflect the amendments described in this Amendment No. 2 to Schedule TO and to state that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 is not available in the context of a tender offer.

Item 12 of Schedule TO is amended and supplemented to add the Form of Letter to Eligible Option Holders Regarding Confirmation of Acceptance by the Offer, which is filed with this Amendment No. 2 to Schedule TO.

(a)	(1) Offer to Exchange dated June 11, 2003.

(2)    Form of Letter of Transmittal.*

(3)    Form of Notice of Withdrawal.*

(4)    Cover Letter Regarding Offer.*

(5)    Form of Letter to Eligible Option Holders Regarding Confirmation of Acceptance of the Offer.

(6)    Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended January 3, 2003, filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.

(7)	Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 4, 2003, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.

(8)	Answerthink, Inc. Definitive Proxy Statement on Schedule 14A for the Answerthink, Inc. 2003 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 7, 2003 and incorporated herein by reference.

(9)	Except of email communication to employees of Answerthink dated June 13, 2003.*

(10)	Issuer communication to employees of Answerthink dated June 13, 2003.*

(11)	Issuer communication to employees of Answerthink dated June 13, 2003.*

(b)    Not applicable.

(d)	Answerthink, Inc. 1998 Stock Option and Incentive Plan, previously filed with the Commission as Exhibit 10.11 to the Company’s Registration Statement on Form S-1/A (333-48123) on May 7, 1998 and incorporated herein by reference.

(g)    Not applicable.

(h)    Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ANSWERTHINK, INC.

/s/ FRANK A. ZOMERFELD
Frank A. Zomerfeld General Counsel and Secretary

Date:    July 9, 2003

Index to Exhibits

Exhibit Number			Description

(a	)	(1)	Offer to Exchange, dated June 11, 2003.

		(2)	Form of Letter of Transmittal.*

		(3)	Form of Notice of Withdrawal.*

		(4)	Cover Letter Regarding Offer.*

		(5)	Form of Letter to Eligible Option Holders Regarding Confirmation of Acceptance of the Offer.

		(6)	Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended January 3, 2003, filed with the Securities and Exchange Commission on March 31, 2003 and incorporated herein by reference.

		(7)	Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 4, 2003, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.

		(8)	Answerthink, Inc. Definitive Proxy Statement on Schedule 14A for the Answerthink, Inc. 2003 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 7, 2003 and incorporated herein by reference.

		(9)	Excerpt of email communication to employees of Answerthink dated June 13, 2003.*

		(10)	Issuer communication to employees of Answerthink dated June 13, 2003.*

		(11)	Issuer communication to employees of Answerthink dated June 13, 2003.*

(d	)		Answerthink, Inc. 1998 Stock Option and Incentive Plan previously filed with the Commission as Exhibit 10.11 to the Company’s Registration Statement on Form S-1/A (333-48123) on May 7, 1998 and incorporated herein by reference.

*	Previously filed